EXHIBIT A

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Financial Statements

Unaudited Consolidated Condensed Statements of Operations for the six months ended December 31, 2002 and 2001	6

Unaudited Consolidated Condensed Balance Sheets at December 31, 2002 and June 30, 2002 (audited)	7

Unaudited Consolidated Condensed Statements of Cash Flows for the six months ended December 31, 2002 and 2001	8

Notes to the Unaudited Consolidated Condensed Financial Statements	9

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions of Australian Dollars)

	For the six months ended December 31,
	2002		2001
Revenue	A$	15,228	A$	14,522
Costs and expenses		(12,675)		(12,800)
Depreciation and amortization		(339)		(703)
Other operating charges		—		(1,769)

Operating income (loss)		2,214		(750)

Other income (expense):
Equity in losses of associated entities		(917)		(1,776)
Interest, net		(432)		(525)
Gain on sale of subsidiary / associate shares		295		—
Other income (expense)		(154)		2,190

Total other income (expense)		(1,208)		(111)

Income (loss) before income taxes, minority interest and cumulative effect of accounting change		1,006		(861)
Income tax expense		(471)		(216)

Income (loss) before minority interest and cumulative effect of accounting change		535		(1,077)
Minority interest expense		(244)		(271)

Income (loss) before cumulative effect of accounting change		291		(1,348)
Cumulative effect of accounting change, net of tax		—		(42)

Net income (loss)	A$	291	A$	(1,390)

Per share data:
Basic and diluted earnings (loss) per share before cumulative effect of accounting change:
— Ordinary shares	A$	0.05	A$	(0.25)
— Preferred limited voting ordinary shares	A$	0.06	A$	(0.31)
Cumulative effect of accounting change per share:
— Ordinary shares	A$	—	A$	(0.01)
— Preferred limited voting ordinary shares	A$	—	A$	(0.01)
Basic and diluted net earnings (loss) per share:
— Ordinary shares	A$	0.05	A$	(0.26)
— Preferred limited voting ordinary shares	A$	0.06	A$	(0.32)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

(in millions of Australian Dollars)

	At December 31, 2002		At June 30, 2002
			(audited)
ASSETS
Current assets
Cash and cash equivalents	A$	5,463	A$	6,337
Receivables-net of allowance		7,997		5,809
Inventories		2,303		1,935
Other		554		598

Total current assets		16,317		14,679

Investments		7,413		8,004
Property, plant and equipment, net of accumulated depreciation		6,602		6,527
Other non-current assets
Goodwill, net		11,020		12,501
Publishing rights, titles and television licenses, net		20,452		17,956
Long-term receivables		893		796
Inventories		1,101		998
Filmed Entertainment costs, net		3,328		3,234
Other		1,301		1,142

Total other non-current assets		38,095		36,627

TOTAL ASSETS	A$	68,427	A$	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings	A$	135	A$	1,856
Accounts payable and other		9,740		9,362

Total current liabilities		9,875		11,218

Non-current liabilities
Borrowings		13,615		13,585
Accounts payable and other		11,233		10,787

Total non-current liabilities		24,848		24,372
Minority interest in subsidiaries, including exchangeable preferred securities		7,829		5,294
Stockholders’ equity		25,875		24,953

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	A$	68,427	A$	65,837

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in millions of Australian Dollars)

	For the six months ended December 31,
	2002		2001
Operating activity
Net income (loss)	A$	291	A$	(1,390)
Adjustments to reconcile net loss to cash provided by operating activities:
Cumulative effect of accounting change		—		42
Equity losses of associated entities and distributions		815		1,741
Depreciation and amortization		339		703
Amortization of cable distribution investments		113		104
Net (gain) loss on sale of non-current assets and other		(87)		(2,122)
Change in related balance sheet accounts, net of acquisitions		(956)		787

Cash provided by (used in) operating activity		515		(135)

Investing activity
Property, plant and equipment		(327)		(300)
Investments		(1,480)		(2,865)
Repayment of loan by associate		170		—
Proceeds from sale of non-current assets		95		4,613

Cash (used in) provided by investing activity		(1,542)		1,448

Financing activity
Repayment of debt		(1,953)		(652)
Issuance of shares		2,167		112
Dividends paid		(133)		(162)
Leasing and other financing costs		(2)		—

Cash provided by (used in) financing activity		79		(702)

Net (decrease) increase in cash		(948)		611
Opening cash balance		6,337		5,615
Effect of exchange rate changes on cash		74		21

Closing cash balance	A$	5,463	A$	6,247

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The accompanying unaudited consolidated condensed financial statements have been prepared on the basis with accounting principles generally accepted in the United States (“US-GAAP”), which differs in certain significant respects from A-GAAP (See Note 9). For further information, refer to the consolidated financial statements and footnotes thereto included in The News Corporation Limited’s (the “Group” or “News Corporation”) annual report on Form 20-F/A for the year ended June 30, 2002. The consolidated financial statements included in News Corporation’s annual report on Form 20-F/A for the year ended June 30, 2002 have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the year ended June 30, 2003. Certain prior year amounts have been reclassified to conform to current year presentation.

Accumulated other comprehensive income at December 31, 2002 was A$3.2 billion. This consisted of cumulative foreign currency translation adjustments of A$3.2 billion, unrealized holding gains (losses) on investments available for sale, net of tax, of A$112 million, and a minimum pension liability adjustment of A$198 million. Total accumulated other comprehensive income at June 30, 2002 was A$2.9 billion.

Comprehensive income (loss) consists of the following:

	For the six months ended December 31,
	2002	2001
	(in millions)
Net income (loss)	A$291	A$	(1,390)
Other comprehensive income:
Foreign currency translation adjustments	329		160
Unrealized holding losses on securities, net of tax	(63)		(536)

Total comprehensive income (loss)	A$557	A$	(1,766)

The Group adopted, under US-GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” in conformity with US-GAAP, on July 1, 2002. In accordance with SFAS No. 142, goodwill, indefinite-lived intangible assets and excess cost over the Group’s share of equity investees’ assets will no longer be amortized, resulting in a reduction of Depreciation and amortization expense and an improvement in Equity earnings of affiliates (see Note 5).

Under US-GAAP, in November 2001, the Financial Accounting Standards Board (“FASB”) issued EITF No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF, among other things, codified the issues and examples of EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” EITF No. 00-25 states that the financial statement classification of customer incentives, including the amortization of such cable distribution investments, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required under US-GAAP, effective January 1, 2002, the Group has reclassified the amortization of cable distribution investments against revenues. All comparative periods have been reclassified. The amortization of cable distribution investments had previously been included in Depreciation and amortization. US-GAAP Operating income, Net income and Earnings per share are not affected by this reclassification. The effect of the reclassification on the Group is as follows:

	For the six months ended December 31,
	2002		2001
	(in millions)
Gross Revenue	A$	15,341	A$	14,626
Amortization of cable distribution investments		(113)		(104)

Revenue	A$	15,228	A$	14,522

Fox Family Worldwide, Inc. (“FFW”), formerly an equity affiliate of Fox Entertainment Group, Inc. (“FEG”) until it was sold in October 2001, adopted American Institute of Certified Public Accountants’ Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films”, on July 1, 2001, at which time they recorded a one-time, non-cash charge of approximately A$104 million as a cumulative effect of accounting change. The Group’s portion, approximately A$42 million, net of minority interest, has been accounted for as a cumulative effect of accounting change in December 31, 2001, unaudited consolidated condensed statement of operations.

Note 2—Chris Craft Acquisition

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately A$3.5 billion in cash and the issuance of 68,854,209 News Corporation American Depositary Receipts (“ADRs”) representing 275,416,836 preferred limited voting ordinary shares valued at approximately A$5.3 billion. Simultaneously with the closing of the acquisition, News Corporation transferred A$6,085 million of net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing News Corporation’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission (“FCC”) for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

FEG consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to the Exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description for Clear Channel swap below). For financial reporting purposes, in accordance with Emerging Issues Task Force No. (“EITF”) 90-5, “Exchanges of Ownership Interests between Entities under Common Control,” FEG recognized the assets and liabilities of Chris-Craft based upon their acquired basis in the Group merger and issued equity to the Group at that value.

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, on November 1, 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith Swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognized by the Group as a result of the Station Swaps.

The purchase price was allocated to the fair value of assets acquired and liabilities assumed. The allocation to acquired intangible assets included both goodwill and FCC licenses, which are deemed to have indefinite lives, and therefore are not subject to amortization in accordance with the provisions of SFAS No. 142. The goodwill and intangibles were assigned to the Television segment, the majority of which is not deductible for tax purposes. In accordance with SFAS No. 109, “Accounting for Income Taxes,” the Group has recorded deferred taxes for the basis difference related to FCC licenses and other acquired assets and liabilities.

Note 3—Issuance of Common Stock by FEG

In November 2002, FEG sold 50 million shares of its Class A Common Stock in a public offering. The net proceeds received by FEG were approximately A$2.1 billion and were used to repay intercompany indebtedness to the Group and its affiliates. This offering reduced the Group’s equity ownership and voting percentage in FEG from 85.32% and 97.84% to 80.58% and 97%, respectively, and increased minority interest in subsidiaries. In accordance with Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary,” the Group recognized a gain of approximately A$129 million in connection with this transaction in Gain on sale of subsidiary/associate shares in the accompanying unaudited consolidated condensed statement of operations. This gain was limited because the Group’s ownership interest in FEG increased since FEG’s initial public offering in fiscal year 1999.

Note 4—Other Significant Transactions

Speed Channel

In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”), for approximately A$789 million, increasing the Group’s ownership in Speed Channel to approximately 85.46%. As a result, the Group consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately A$221 million bringing the Group’s ownership to 100%. These transactions have been treated as a purchase in accordance with SFAS Nos. 141 and 142.

Outdoor Life

In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network, LLC (“Outdoor Life”), the Group acquired 50.23% of Outdoor Life for approximately A$608 million. This acquisition resulted in the Group owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Group’s ownership interest in Outdoor Life for approximately A$977 million in cash. During the period from July 2001 until the closing of the sale of Outdoor Life in October 2001, the ownership interest in Outdoor Life was held for sale and control of Outdoor Life was deemed temporary. Therefore, in accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” and EITF 87-11, “Allocation of Purchase Price to Assets to be Sold,” the results of Outdoor Life were not consolidated in the Group’s statement of operations for this period. Upon the closing of the sale of the Group’s ownership interest in Outdoor Life, the Group recognized a gain of A$280 million.

Fox Sports International

The Group and Liberty Media Corporation (“Liberty”) at June 30, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 ADR’s of the Group representing 14,692,732 preferred limited voting ordinary shares valued at A$180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG for 3,632,269 FEG Class A Common Stock. This issuance increased the Group’s interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

Fox Family Worldwide

In October 2001, Fox Broadcasting Group (“FOX”), Haim Saban and the other stockholders of Fox Family Worldwide (“FFW”), sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately A$10.3 billion (including the assumption of certain debt). The Group received proceeds of approximately A$3.2 billion in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain on the sale of FFW in the amount of approximately A$2.6 billion before tax and minority interest. In addition, the Group sublicensed certain post-season Major League Baseball (“MLB”) games for the 2001 to 2006 MLB seasons to Disney for approximately A$1.2 billion.

Gemstar-TV Guide

In July 2000, TV Guide, Inc. (“TVG”) completed a merger with Gemstar International Group Limited (“Gemstar”) pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”). The Group’s ownership of the merged entity at July 2000 was approximately 21.38%. In May 2001, News Corporation acquired approximately 80% of Liberty’s 21.3% interest in Gemstar-TVG in exchange for approximately 121.5 million ADRs representing 486 million News Corporation preferred limited voting ordinary shares valued at A$11.144 million. In December 2001 the Group acquired the remaining 20% of Liberty’s interest in Gemstar-TV Guide in exchange for approximately 28.8 million ADRs of the Group representing approximately 115.2 million preferred limited voting ordinary shares valued at A$1,407 million. As a result of this transaction, the Group’s ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at June 30, 2002). During fiscal year 2002 Gemstar-TV Guide, in which the Group has an investment, which is accounted for using the equity method, experienced a significant decline in its market capitalization. In determining if the decline in Gemstar-TV Guide’s market value was other than temporary, the Group considered a number of factors: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (iii) analysts’ ratings and estimates of 12 month share price targets for the investee; (iv) the length of the time and the extent to which the market value has been less than the carrying value of the Group’s investment; and (v) the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. As a result of this review, the Group recorded an A$11.7 billion charge to reduce the carrying value of the investment to reflect an other-than-temporary decline in value. The charge was determined by reference to Gemstar-TV Guide’s share price at June 28, 2002 of A$9.56 (US$5.39) per share and the Group’s ownership of approximately 175 million shares. This charge is included in Equity in losses of associated entities in the consolidated statement of operations for the year ended June 30, 2002.

For the six months ended December 31, 2002, Gemstar-TV Guide’s market value continued to decline and the Group considered the above five factors to determine if an additional charge was required. As a result of this review, as at December 31, 2002, the Group recorded a A$401 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to A$6.66 (US$3.75) per share to reflect an other-than-temporary decline in value. This charge has been included in Equity in losses of associated entities in the accompanying unaudited consolidated condensed statement of operations.

Echostar

During the six months ended December 31, 2001, the Group recognized a gain of A$471 million from the sale of 25.7 million shares of EchoStar Communications Corporation (“EchoStar”). This gain is reflected in Other income (expense) in the accompanying unaudited consolidated condensed statement of operations.

Sunshine

In January 2002, the Group acquired an additional 23.3% voting interest in Sunshine Networks (“Sunshine”) for approximately A$41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Group’s ownership percentage in Sunshine to approximately 93%. In February 2002, the Group acquired an additional approximate 0.4% interest in Sunshine. Since the Group obtained a controlling financial interest upon the acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

WPWR-TV

In August 2002, the Group acquired WPWR-TV in the Chicago designated market area (DMA) from Newsweb Corporation for A$754 million. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

BSkyB

For the six months ended December 31, 2001, Equity in losses of associated companies included a loss of approximately A$743 million relating to the Group’s share of British Sky Broadcasting Group plc’s (“BSkyB”) writedown of its investment in KirchPayTV. This impairment was recorded due to the ongoing losses of KirchPayTV and the concern over the ability of KirchPayTV to continue as a going concern.

In addition, given the uncertainties surrounding the Kirch Gruppe, the Group wrote-off its entire investment in KirchMedia of approximately A$460 million. This impairment is included in Other income (expense) in the accompanying unaudited consolidated condensed statement of operations.

In November 2002, BSkyB issued 43.2 million new shares for the consideration related to its purchase of British Interactive Broadcasting Holdings Limited. In accordance with SAB No. 51, the Group recognized a gain of approximately A$166 million in connection with this transaction in Gain on sale of subsidiary/associate shares in the accompanying unaudited consolidated condensed statement of operations. As a result of this transaction, the Group’s ownership in BSkyB was diluted to 35.42%.

Note 5—Goodwill and Other Intangible Assets

Effective July 1, 2002, the Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 eliminates the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Group’s share of equity investees’ assets and supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets,” and replaces it with requirements to assess goodwill and indefinite-lived intangible assets annually for impairment. Intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives. SFAS No. 142 requires the Group to perform an initial impairment assessment of its goodwill and indefinite-lived intangible assets as of the date of adoption. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Group has determined that none of its goodwill and indefinite-lived intangible assets are impaired. In addition, for goodwill and other intangibles acquired in business combinations consummated before July 1, 2001, SFAS No. 141, “Business Combinations,” requires the Group to reclassify to goodwill those intangibles (and their related deferred tax liabilities) that do not meet the criteria in SFAS No. 141 for recognition apart from goodwill and to reclassify to intangibles those amounts reported as goodwill that meet the SFAS No. 141 criteria for separate recognition. Accordingly, the Group has made several reclassifications between goodwill and other intangibles as of the date of the adoption.

			At June 30, 2002
	Gross		Accumulated Amortization		Net		Weighted average useful lives
			(in millions)
Intangible assets not subject to amortization
FCC licenses	A$	15,008	A$	(1,655)	A$	13,353	Indefinite-lived
Distribution Networks		2,089		(239)		1,850	Indefinite-lived
Publishing Rights & Imprints		1,592		(485)		1,107	Indefinite-lived
Newspaper Mastheads		1,008		(327)		681	Indefinite-lived
Franchise rights		384		(33)		351	Indefinite-lived
Other		667		(61)		606

	A$	20,748	A$	(2,800)	A$	17,948

Intangible assets subject to amortization		112		(104)		8	4.3years

Total Intangibles	A$	20,860	A$	(2,904)	A$	17,956

			At December 31, 2002
	Gross		Accumulated Amortization		Net
			(in millions)
Intangible assets not subject to amortization
FCC licenses	A$	17,790	A$	(1,655)	A$	16,135
Distribution Networks		2,091		(239)		1,852
Publishing Rights & Imprints		1,638		(485)		1,153
Newspaper Mastheads		1,008		(327)		681
Franchise rights		390		(33)		357
Other		334		(60)		274

	A$	23,251	A$	(2,799)	A$	20,452

Intangible assets subject to amortization		112		(112)		—

Total Intangibles	A$	23,363	A$	(2,911)	A$	20,452

Aggregate amortization expense for the six months ended December 31, 2001 and 2002, was A$315 million and A$9 million, respectively.

At December 31, 2002, all remaining intangible assets were determined to have indefinite lives.

As acquisitions and dispositions may occur in the future and as purchase price allocations are finalized, amortization expense may vary from estimates.

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance at June 30, 2002		Reclassifications		Purchase price adjustments (1)		Balance at December 31, 2002
	(in millions)
Filmed Entertainment	A$	686	A$	224	A$	—	A$	910
Television		5,916		(233)		(1,033)		4,650
Cable Network Programming		5,449		—		(380)		5,069
Magazines and Inserts		465		—		—		465
Newspapers		—		—		—		—
Book Publishing		—		—		—		—
Other		(15)		—		(59)		(74)

Total Goodwill	A$	12,501	A$	(9)	A$	(1,472)	A$	11,020

(1)	Adjustments primarily relate to the purchase price allocations for the acquisitions of Chris Craft Industries, Inc., Speed Channel, Inc., and WPWR-TV.

The following table provides a reconciliation of reported loss before cumulative effect of accounting change for the six months ended December 31, 2001 to Adjusted loss before cumulative effect of accounting change that would have been reported had SFAS No. 142 been adopted as of July 1, 2001.

	For the six months ended December 31, 2001
	Loss before cumulative effect of accounting change		Basic and diluted loss per share before cumulative effect of accounting change
			Ordinary		Preferred
	(in millions, except per share amounts)
As reported—historical basis	A$	(1,348)	A$	(0.25)	A$	(0.31)
Add: Goodwill amortization		12		0.00		0.01
Add: Intangible amortization		304		0.06		0.07
Add: Intangible amortization related to equity investees		638		0.12		0.14
Income tax impact of the above adjustments		(338)		(0.06)		(0.08)
Minority interest impact on above adjustment		(46)		(0.01)		(0.01)

Adjusted loss before cumulative effect of accounting change	A$	(778)	A$	(0.14)	A$	(0.18)

Note 6—Interest Bearing Liabilities

Redemption of Debt

In December 2001, the Group completed its offer to purchase for cash all of its outstanding US$300 million aggregate principal amount of 10 1/8% Senior Debentures due 2012 (the “Debentures”). Approximately 90% of these Debentures were tendered and accepted for payment. The Group recognized a loss on this early extinguishment of debt of approximately A$34 million, which, in accordance with SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” is included in Other income (expense) in the unaudited consolidated condensed statement of operations for the six months ended December 31, 2001. During six months ended December 31, 2002, the Group redeemed the remaining 10% of these Debentures and recognized an additional loss of A$2.5 million in the Other income (expense) in the accompanying unaudited consolidated condensed statement of operations.

In June 2002, the Group and its subsidiary, Fox Sports Networks, LLC, irrevocably called for redemption all of the outstanding 9¾% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007 (collectively, the “Notes”). The Notes were fully redeemed in August 2002. The Group recorded a pre-tax loss of A$80 million on the early redemption of the Notes in the consolidated statement of operations for the year ended June 30, 2002, in accordance with SFAS No. 145.

Revolving Credit Agreement

In December 2002, News Corporation reduced the commitments available under the Revolving Credit Agreement from A$3.6 billion to A$3.0 billion.

Film production financing

The Group has a single-film production financing arrangement for approximately A$168 million, which was secured by the film assets and bears interest at approximately 1.9% for fiscal 2003. In April 2003, the Group repaid its single-film production financing arrangement of A$168 million.

Note 7—Minority Interest in Subsidiaries

In March 2001, the Group entered into a series of film rights agreements whereby a controlled consolidated subsidiary of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated condensed balance sheets as Minority interest in subsidiaries. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interests outstanding was a reduction of A$174 million and an increase of A$12 million for the six months ended December 31, 2002 and 2001, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interests under the New Millennium II agreement in the amount of A$409 million and redemptions by the

Group of Preferred Interests of A$585 million during the six months ended December 31, 2002. During the six months ended December 31, 2001, the Group issued additional Preferred Interests under the New Millennium II agreement in the amount of A$740 million and redemptions by the Group of Preferred Interests of A$725 million.

As of December 31, 2002, there was approximately A$1,334 million of Preferred Interests outstanding, which are included in the unaudited consolidated condensed balance sheets as Minority interest in subsidiaries. As of June 30, 2002, there was approximately A$1,507 million of Preferred Interests outstanding, which are included in the audited consolidated condensed balance sheets as Minority interest in subsidiaries. The Preferred Payments are recorded as an expense in Minority interest in subsidiaries on the consolidated condensed statement of operations.

A Ratings Trigger Event for the New Millennium II Agreement would occur if News Corporation’s debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, neither News Corporation nor the Group shall, within ten business days after the occurrence of such event, have provided credit enhancement so that the resulting New Millennium II Agreement is rated at least BB+ and Ba1, or

(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than A$44 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

Through December 31, 2002, no Ratings Trigger Event had occurred. If a Ratings Trigger Event were to occur, then A$755 million (or approximately 57% of the outstanding balance as of December 31, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

Note 8—Other Operating Charges

The Group has several multi-year sports rights agreements, including a contract with the National Football League (“NFL”) through fiscal year 2006, contracts with the National Association of Stock Car Auto Racing (“NASCAR”) through fiscal year 2013 and a contract with Major League Baseball (“MLB”) through fiscal year 2007. These contracts provide the Group with the broadcast rights to certain national sporting events during their respective terms. The NFL and NASCAR contracts contain certain early termination clauses that are exercisable by the NFL and NASCAR.

The Group continually evaluates the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. At December 31, 2001, the Group recorded an Other operating charge of A$1,769 million. This charge related to a change in accounting estimate on the Group’s national sports rights agreements caused by the downturn in the advertising market, which caused the Group to write off programming costs inventory and to provide for estimated losses on these contracts over their estimated terms. This evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11th and the industry-wide reduction of projected long-term advertising growth rates, all of which resulted in the Group’s estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs, the results of these lower revenue estimates indicated that the Group would generate a loss over the estimated remaining term of the sports contracts.

In accordance with APB Opinion No. 20, “Accounting Changes,” the Group has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of A$672 million, for the six months ended December 31, 2001 is A$0.20 and A$0.25 loss per share for ordinary and preferred limited voting ordinary shares, respectively.

The costs of these sports contracts are charged to expense based on the ratio of each period’s operating profits to estimated total operating profit of the contract. Considering the provision of A$1,769 million for estimated losses and absent a difference between the actual future revenues and costs as compared to the estimated future revenues and costs, no operating profit or loss will be recognized by the Group over the estimated remaining term of the sports contracts.

The profitability of these long-term national sports contracts as discussed above is based on the Group’s best estimates at December 31, 2002, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at December 31, 2002, an additional loss will be recorded. Should revenues improve as compared to estimated revenues, then none of the recorded loss will be restored, but the Group will have a positive operating profit, which will be recognized over the estimated remaining contract term.

As of December 31, 2002, there have been no significant changes in the Group’s estimates from those employed as of December 31, 2001.

Note 9—A-GAAP Reconciliation to US-GAAP

The interim A-GAAP Reconciliation to US-GAAP should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Group’s Form 20-F/A for the fiscal year ended June 30, 2002.

The application of US-GAAP has the following approximate effect on the consolidated net profit (loss) and stockholders’ equity reported in accordance with A-GAAP:

	For the six months ended December 31,
	2002		2001
	(in millions)
Net profit (loss) as reported in the consolidated statements of financial performance under A-GAAP		A$725	A$	(1,038)

Items increasing (decreasing) reported consolidated net income (loss) before cumulative effect of accounting change:
Amortization of publishing rights, titles and television licenses and other		(9)		(337)
Amortization of cable distribution investments		(113)		(104)
Amortization of excess of cost over net assets acquired		26		12
Gain (loss) on sale/disposal of non-current assets, net		(268)		497
Adjustment of writedown of investment in Stream S.p.A. related to basis difference		—		579
Adjustment of writedown of investment in Gemstar-TV Guide, Inc. related to basis difference (a)		106		—
Equity in losses of associated entities		(108)		(854)
Reversal of BSkyB digital transition provision		—		(19)
Developing business start-up costs		—		(56)
Change in carrying value of exchangeable preferred securities warrants and other derivatives		(99)		(40)
Income tax benefit relating to US-GAAP adjustments		7		147
Minority interest relating to US-GAAP adjustments		19		(132)
Other, net		5		(3)

Net decrease in reported income (loss) before cumulative effect of accounting change		(434)		(310)

Approximate income (loss) before cumulative effect of accounting change		291		(1,348)
Cumulative effect of accounting change, net of tax (b)		—		(42)

Approximate net income (loss) in accordance with US-GAAP	A$	291	A$	(1,390)

(a)    The writedown of the Group’s investment in Gemstar-TV Guide is included in Equity in losses of associated entities in the accompanying unaudited consolidated condensed statement of operations.

(b)    The December 31, 2001 charge represents the Group’s proportionate share of the cumulative effect of accounting change for the adoption of SOP 00-2 by FFW of A$42 million.

Note 9—A-GAAP Reconciliation to US-GAAP – continued

	At December 31, 2002
	(in millions)
Stockholders’ equity as reported in the consolidated statements of financial position under A-GAAP	A$	42,722
Items increasing (decreasing) reported stockholders’ equity:
Publishing rights, titles and television licenses:
Revaluation and other		(13,037)
Amortization		(2,912)
Excess of cost over net assets acquired:
Effects of adopting SFAS No. 109 and other deferred taxes		11,014
Amortization		(386)
Accounts payable and other – non current liabilities:
Effects of adopting SFAS No. 109 and other deferred taxes		(4,509)
Effect of adopting SFAS No. 133 and other		(797)
Investments:
Unrealized gains on certain investments available for sale		89
Associated companies reserve		(788)
Minority interest in subsidiaries		(6,136)
Other		615

Net decrease in reported stockholders’ equity		(16,847)

Approximate stockholders’ equity in accordance with US-GAAP	A$	25,875

Note 10—Guarantees

The Group guarantees amounts outstanding under certain credit agreements for several of the Group’s equity associates. These guarantees relate to sports facilities in Los Angeles, CA and are limited to the Group’s proportionate ownership or 40% equity interests in those businesses. The terms of the guarantees extend through March 2007. The Group’s maximum obligation under the guarantees is approximately A$115 million. The Group would be liable under these guarantees in the event of default of their equity associates.

The Group guarantees sports rights agreements of an equity associate. This guarantee extends through 2018. The Group guarantees 70% of the sports rights agreements and has a maximum liability of A$1,865 million. The Group would be liable under this guarantee in the event of default of their equity associate.

The Group, Telstra Corporation Limited (“Telstra”) and Publishing and Broadcasting Limited (“PBL”) are participants in a partnership known as FOXTEL, which has established a Pay TV operation in Australia. FOXTEL has entered into long-term channel supply agreements with various parties for exclusive rights to their programming. The Group and Telstra have severally guaranteed minimum subscriber payments under certain agreements entered into by FOXTEL, and PBL has provided The News Corporation Limited with an indemnity for 50% of the liability of the Group. These agreements prescribe payments of approximately A$830 million, for future programming based on subscriber numbers subject to minimal annual payment. The Group has included 25% of these prescribed payments as a commitment.

The Group has guaranteed certain sports rights contracts for certain associated entities of the STAR Group Limited, including ESPN Star Sports and Sky Perfect TV!. The aggregate of the guarantees is approximately A$132 million and extend to May 2004. The Group would be liable under this guarantee in the event of default of their equity associates.

The Group has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately A$655 million and extends to 2019. The Group would be liable under this guarantee in the event of default of their equity associates.

The Group has guaranteed a bank loan facility of A$89 million for Star Channel Japan. The facility covers a term loan of A$42 million which matures in September 2005 and an agreement for overdraft of A$47 million. The Group would be liable under this guarantee in the event of default of Star Channel Japan.

The Group has guaranteed a property lease for Fox Studios Australia. The aggregate value of this guarantee is approximately A$168 million, which extends through April 2036. The Group would be liable under this guarantee in the event of default of Fox Studios Australia. The Group has the right to be indemnified for up to 50% or A$84 million of any amount paid under this guarantee.

Note 11—Contingencies

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”)) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed RPP to hold various programming interests in connection with the operation of certain RSNs. Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed A$1,295 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) A$3.774 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) or (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus ½%.

In addition, for 30 days following December 18, 2005 (the “Put Date”) and during certain periods subsequent to the Put Date or any subsequent Put Date, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus ½%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow. Fox Sports Net did not elect to exercise a put right exercisable for the 30 days following December 18, 2002.

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the Put Date and during certain periods subsequent to the Put Date or any subsequent Put Date, so long as NSP and NAP have not commenced an initial public offering of its securities, Rainbow has the right to cause Fox Sports to, at Fox Sports’ option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus ½%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration paid to Rainbow. Rainbow did not elect to exercise a put right exercisable for the 30 days following December 18, 2002.

NDS

In March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively, “Canal+”), filed a lawsuit against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of the Group’s acquisition of Telepiu S.p.A. The action was dismissed with prejudice on May 14, 2003, after consummation of the acquisition. In September 2002, EchoStar Communications Corporation and several affiliates (collectively, “Echostar”) asked the court’s permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malaysian satellite broadcaster, requested permission to intervene in the action, and in December 2002, Sogecable S.A., owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies, similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.

On June 6, 2003, Echostar filed a separate action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. The suit, most of which has now been dismissed (see below), purported to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS’ provision of conditional access services to DIRECTV. The suit sought unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February of 2002. NDS believes that these allegations as well as the additional ones in the complaint were and are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV’s future use of NDS’ technology and filed a motion to dismiss the claims. On January 21, 2003, Judge Audrey B. Collins of the United States District Court for the Central District of California dismissed most of the claims made by DIRECTV. The Court dismissed in their entirety claims brought by DIRECTV alleging fraud, breach of warranty and violation of the Federal Communications Act. The Court also dismissed the bulk of five other DIRECTV claims, including those for breach of contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and statutory violations. DIRECTV’s remaining claims, which NDS maintains are without merit, relate to one alleged incident of misappropriation of trade secrets. NDS intends to continue to vigorously defend the actions.

Additionally, on October 21, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS’ trade secrets and proprietary information, conspired to infringe NDS’ patents, colluded to unfairly compete and breached agreements and licenses restricting the use of NDS’ intellectual property. On March 24, 2003, the Court denied in its entirety DIRECTV’s motion to dismiss NDS’ counterclaims, thereby confirming that all NDS’ counterclaims against DIRECTV survive. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation, which is ongoing.

On October 2, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar’s claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney’s Office for the Central District of California.

Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at December 31, 2002 cannot be ascertained, but the Group believes that any resulting liability would not materially affect the financial position of the Group.

Note 12—Earnings Per Share

Earnings Per Share (“EPS”) is computed individually for the ordinary shares and preferred limited voting ordinary shares. Net income (loss) is apportioned to both ordinary shareholders and preferred limited voting ordinary shareholders on the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in the Group’s Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred limited voting ordinary share is increased by 20% (the “Adjusted Preferred”) and is then compared to the sum of the weighted average ordinary shares and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net income (loss) to determine the apportionment for the preferred limited voting ordinary shareholder with the balance attributable to the ordinary shareholder.

EPS have been presented in the two class presentation, as the preferred shares participate in dividends with the common shares. Prior year amounts have been restated to conform with the two class presentation.

The following table sets forth the computation of basic and diluted earnings per share:

	For the six months ended December 31,
	2002		2001
	(in millions)
Numerator:
Net income (loss) before cumulative effect of accounting change	A$	291	A$	(1,348)
Perpetual preference dividends		(25)		(27)

Net income (loss) before cumulative effect of accounting change available to shareholders—basic	A$	266	A$	(1,375)
Interest on convertible debt		12		— *

Net income (loss) before cumulative effect of accounting change available to shareholders—diluted	A$	278	A$	(1,375)

	December 31, 2002						December 31, 2001
	Ordinary		Preferred		Total		Ordinary		Preferred		Total
Allocation of Income:
Allocation Percentage—basic		34%		66%		100%		36%		64%		100%
	A$	90	A$	176	A$	266	A$	(495)	A$	(880)	A$	(1,375)
Allocation Percent—diluted		34%		66%		100%		36%		64%		100%
	A$	95	A$	183	A$	278	A$	(495)	A$	(880)	A$	(1,375)
Weighted average shares—basic		1,963		3,149		5,112		1,962		2,851		4,813
Weighted average shares – diluted		1,963		3,247		5,210		1,962		2,851		4,813

Net income (loss) before cumulative effect of accounting change per share—basic	A$	0.05	A$	0.06	A$	0.05	A$	(0.25)	A$	(0.31)	A$	(0.28)

Net income (loss) before cumulative effect of accounting change per share—diluted	A$	0.05	A$	0.06	A$	0.05	A$	(0.25)	A$	(0.31)	A$	(0.28)

	For the six months ended December 31,
			2002		2001
			(in millions)
Cumulative effect of accounting change available to shareholders—basic and diluted			A$	—	A$	(42)

	Ordinary		Preferred		Total
Allocation of Income:
Allocation Percent—basic		36%		64%		100%
	A$	(15)	A$	(27)	A$	(42)
Allocation Percent—diluted		36%		64%		100%
	A$	(15)	A$	(27)	A$	(42)
Weighted average shares—basic		1,962		2,851		4,813
Weighted average shares—diluted		1,962		2,851		4,813

Cumulative effect of accounting change per share—basic and diluted	A$	(0.01)	A$	(0.01)	A$	(0.01)

	For the six months endeda December 31,
	2002	2001
	(in millions)
Net income (loss)	A$291	A$	(1,390)
Add perpetual preference dividends	(25)		(27)

Net income (loss) available to shareholders—basic	A$266	A$	(1,417)
Add interest on convertible debt	16		— *

Net income (loss) available to shareholders—diluted	A$282	A$	(1,417)

	December 31, 2002						December 31, 2001
	Ordinary		Preferred		Total		Ordinary		Preferred		Total
Allocation of Income:
Allocation Percent—basic		34%		66%		100%		36%		64%		100%
	A$	90	A$	176	A$	266	A$	(510)	A$	(907)	A$	(1,417)
Allocation Percent—diluted		34%		66%		100%		36%		64%		100%
	A$	96	A$	186	A$	282	A$	(510)	A$	(907)	A$	(1,417)
Weighted average shares—basic		1,963		3,149		5,112		1,962		2,851		4,813
Weighted average shares—diluted		1,963		3,247		5,210		1,962		2,851		4,813

Net income (loss) per share—basic	A$	0.05	A$	0.06	A$	0.05	A$	(0.26)	A$	(0.32)	A$	(0.29)

Net income (loss) per share—diluted	A$	0.05	A$	0.06	A$	0.05	A$	(0.26)	A$	(0.32)	A$	(0.29)

The preferred limited voting ordinary shares (“Preferred Shares”) were initially issued in November 1994 when ordinary shareholders of News Corporation received one Preferred Share for every two ordinary shares held. The holders of the Preferred Shares receive non-cumulative dividends equal to the greater of A$0.15 or 120% of the ordinary dividends.

Potentially dilutive shares were not included in the computation of diluted loss per share for the six months ended December 31, 2001 because to do so would be anti-dilutive.

	For the six months ended December 31,
	2002	2001
	(in millions)
Common stock equivalents excluded from:
Ordinary shares	—**	—
Preferred limited voting ordinary shares	—**	124

*	Interest on convertible debt for the six months ended December 31, 2001 was A$17 million. However, the effects of the convertible securities are anti-dilutive and as such, excluded from the calculation.

**	Potentially dilutive shares were included in the computation of diluted income per share for the six months ended December 31, 2002.

Note 13—Recently Issued Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 13, “Accounting for Leases,” has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. The Group adopted the provision of SFAS No. 145 in fiscal 2002. In accordance with SFAS No. 145, all losses relating to the extinguishment of debt are included in Other expense.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair market value when the liability is incurred, rather than upon an entity’s commitment to an exit plan, as prescribed by EITF No. 94-3. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The Group will adopt SFAS No. 146 on January 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also incorporates, without change, the guidance in FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which it supersedes. The incremental disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The accounting followed by a guarantor on prior guarantees may not be changed to conform to the guidance of FIN 45. The Group has adopted the incremental disclosure requirements of FIN 45. The Group is currently in the process of evaluating the impact of adopting FIN 45 on its consolidated balance sheet and statement of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years and interim periods beginning after December 15, 2002. The Group continues to account for stock-based employee compensation under the intrinsic value method of APB 25, “Accounting for Stock Issued to Employees.” The Group will adopt the disclosure provisions of SFAS No. 148 for the interim period beginning January 1, 2003.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires an investor to consolidate a variable interest entity if it is determined that the investor is a primary beneficiary of that entity, subject to the criteria set forth in FIN 46. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities will be initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 is effective for variable interest entities created or entered into after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003. The Group is currently in the process of evaluating the impact of adopting FIN 46 on its consolidated balance sheet and statement of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in the balance sheet. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The Group is currently in the process of evaluating the impact of adopting SFAS No. 150 on its consolidated balance sheet and statement of operations.

In April 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Group plans to adopt SFAS No. 149 on July 1, 2003 and does not expect it to have a material impact on the consolidated financial statements.

Note 14—Subsequent Events

Rainbow RSNs

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively, the “SportsChannels “) to RPP in connection with the Rainbow Transaction (See Note 11). In March 2003, RPP and Fox Sports Net agreed on a A$252 million purchase price for the interest in the SportsChannels, payable in the form of a three-year promissory note of RPP, bearing interest at prime plus 1% and secured by the interests being purchased. The transaction is expected to close in the fourth quarter of fiscal 2003 following receipt of customary regulatory approval. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate. This disposition is not expected to have a material effect on the Group’s financial statements taken as a whole.

Telepiu

In April 2003, News Corporation and Telecom Italia acquired Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay-television platform in Italy, for approximately A$1,551 million, consisting of the assumption of A$737 million in outstanding indebtedness and a cash payment of A$814 million. In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed Sky Italia, which is owned 80.1% by News Corporation and 19.9% by Telecom Italia.

National Football League

Under the Group’s eight-year contract with the NFL that expires in 2006, the contract provides the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.

Debt Refinancing

In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8 ½% Notes due February 2005 (“8 ½% Notes”) at a premium, plus accrued interest. Concurrent with this transaction, the Group issued US$150 million of 4.750% Notes due March 2010 and US$350 million of 6.550% Notes due March 2033 (collectively, “New Notes”) at a discount. Proceeds from the issuance of the New Notes were used to purchase these 8 ½% Notes and for general corporate purposes.

BUCS

In March and April 2003, News Corporation Finance Trust II issued an aggregate of A$2.79 billion 0.75% Senior Exchangeable BUCS (“BUCS”) representing interests in debentures issued by News America Incorporated and guaranteed on a senior basis by the Group and certain of its subsidiaries. The BUCS will be exchangeable commencing April 2, 2004 into ordinary shares or ADSs of BSkyB based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The net proceeds from the BUCS issuances were used to purchase approximately 85% of the Group’s outstanding 5% Exchangeable Trust Originated Preferred Securities (“TOPrS”) from their holders in privately negotiated transactions for approximately A$1,479 million and the balance will be used for general corporate purposes.

Liberty Media put/call

In March 2003, the Group and Liberty Media Corporation (“Liberty”) entered into an agreement under which Liberty has the right, prior to September 28, 2003, to purchase A$835 million of the Group’s preferred limited voting ordinary ADRs, at A$35.93 (US$21.50) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase A$835 million of its preferred limited voting ordinary ADRs, at A$35.93 (US$21.50) per ADR, should the Group acquire an ownership interest in Hughes Electronics Corporation prior to April 2005.

Gemstar TV-Guide

In March 2003, Gemstar filed its December 31, 2002 annual report on Form 10-K and also filed amended and restated results for 2001 and 2000 as described in Note 20 (c) of the Group’s 2002 Form 20-F/A. Accordingly, the Group has reviewed these restatements to determine the effects on the Group’s consolidated statement of financial position and consolidated statement of financial performance. Because the Group wrote-down its investment in Gemstar to its recoverable amount at December 31, 2002 and June 30, 2002 under A-GAAP, there is no further impact from Gemstar’s restatements.

In addition, because the Group recorded an other-than-temporary decline in value in its investment in Gemstar at both December 31, 2002 and June 30, 2002 under US-GAAP, the Group’s investment in Gemstar was recorded at its approximate fair value. Therefore, the Gemstar restatements did not have an effect on the Group’s consolidated condensed balance sheets and consolidated condensed statements of operations and cash flows as the Gemstar investment is recorded at its fair value at both December 31, 2002 and June 30, 2002.

Hughes Electronics

In April 2003, News Corporation, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which News Corporation would acquire 34% of Hughes. News Corporation will acquire GM’s approximate 19.9% interest in Hughes for A$6.3 billion, of which A$1,279 million of the consideration may be paid in News Corporation preferred ADRs. News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately A$4.7 billion that is payable, at News Corporation’s option, in cash or News Corporation preferred ADRs. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing A$7.5 billion and approximately 74.2 million shares of FEG’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%. News Corporation’s voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM’s shareholders, a tax ruling and regulatory approvals.

In April 2003, a putative derivative and shareholder class action (Norman Levin et al. v. K. Rupert Murdoch et al., 03 CV 2929) was filed in the United States District Court for the Southern District of New York against FEG and FEG’s board members, alleging among other things that in approving the above-described transaction, they breached their fiduciary duties to FEG’s public shareholders. The action seeks monetary and unspecified equitable relief. FEG and FEG’s board members intend vigorously to defend this action.

In April 2003, six putative shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against GM and certain of its board members, alleging that in approving the above-described transaction, the defendants breached their fiduciary duties to public holders of GM’s class H shares. Hughes and its board members are defendants in certain of these actions and also are alleged to have breached fiduciary duties to the same shareholders. News Corporation is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants’ purported breaches of fiduciary duties. The actions seek monetary and injunctive relief, including enjoining consummation of the transaction. News Corporation believes it is entitled to indemnification by GM under the agreements related to the transaction.

Neither News Corporation, FEG, nor FEG’s board members have been served in any of these actions. The Delaware actions were consolidated on May 6, 2003, and a consolidated complaint is currently scheduled to be filed on July 7, 2003. If and when served, News Corporation, FEG and FEG’s board members intend vigorously to defend these actions.

Revolving Credit Facility

On June 27, 2003, News America Incorporated terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new A$2.6 billion Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the Guarantors) under the New Credit Agreement. The New Credit Agreement provides a A$2.6 billion revolving credit facility with a sub-limit of A$904 million available for the issuance of letters of credit, and expires on June 30, 2008. On June 27, 2003, letters of credit representing A$179 million were issued under the New Credit Agreement.

PanAmSat International Systems

In late June 2003, an arbitration award was issued in favor of PanAmSat International Systems against the Group in an amount of approximately A$63 million (which includes pre-judgment interest). The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award. The Group is in the process of evaluating the impact of the award, and to the extent it deems necessary, will record an amount, net of tax, in the quarter ended June 30, 2003.